EXHIBIT 99.3
[LETTERHEAD]
POWELL GOLDSTEIN LLP                  Atlanta  - Washington

                                  Resident in Atlanta Office
                                  Direct Dial (404) 572-6809
                                         Cell:  678.576.3992
                                         rbarker@pogolaw.com

December 27, 2005

VIA FACSIMILE - (941) 954-1067

Mr. Jeffrey Peterson
1343 Main Street
Suite # 301
Sarasota, Florida  34236

     Re:  Your letter dated December 21, 2005

Dear Mr. Peterson:

     Thank you for your letter of December 21, 2005. It may have been superseded by your subsequent conversations with Houlihan Lockey Howard & Zukin, or by the Company's response to your letter of December 13, 2005.

          As you know, the shareholders' right to inspect books and records is governed by both federal and state law. Under Florida law, a shareholder must meet certain requirements, including the requirements of Section 607.1602(3) of the Florida Statutes. Under that Section, your request must state with particularity your purpose for the inspection and the records you desire to inspect. Further, your request must be made in good faith, and the records you seek must be related to your otherwise proper purpose.

     You state that your purpose is to determine whether the corporation has engaged in illegal or "improper" activities. We believe that the word "improper" is too vague to state a valid corporate purpose. As the Company has publicly disclosed, its board of directors is also concerned about the actions of the Company's prior management, and has sought privileged advice and investigatory services to determine whether illegal activities have taken place. The results of that investigation will be disclosed as required, or as appropriate. The Board in consultation with the Company's counsel will determine the propriety of those actions.

     The records that you seek are the financial records of the Company, to date, and its "work papers." But you have not limited your request, and state that the financial records are only examples of the kinds of documents that would be "include[ed]" in your request. Again, this demand is too broad, and would include records to which you are not entitled under state law.

     Even if the demand were narrowed, the Company could not disclose non-public information to you without a confidentiality agreement in place, and some of the records you

                                        Mr. Jeffrey Peterson
                                           December 27, 2005
                                                      Page 2

request - such as "work papers" - may not be in the Company's control. As you know, the Company's financial records have been disclosed to the Securities and Exchange Commission. Disclosure beyond the public disclosures that the Company has made to date may run afoul of the securities laws, in particular Regulation FD. Under the circumstances, the Company is prepared to permit an appropriate review of its financial records, provided that you are willing to enter into a confidentiality agreement. For precedent, see Freund v. Lucent Technologies, Inc., 2003 WL 139766 (Del. Ch. 2003). As the Company mentioned, it is prepared to enter into a confidentiality agreement with you with respect to disclosure of additional non-public financial information.

     In addition, any shareholder seeking inspection must pay a reasonable charge imposed by the company to cover the estimated cost of production or reproduction of the records, including the cost of compiling the information requested. Once the Company has determined that you have a proper purpose for inspecting these records, the appropriate scope of that inspection, and the types of records involved, it will be in a position to estimate the cost of compiling those records for your review.

     The Company is not rejecting your request, but would like to understand it better, while meeting the Company's needs to comply with the federal securities laws and its obligations to other shareholders. We can probably make greater headway into determining exactly what you need if you would have your counsel call me to discuss this letter at your earliest convenience. Thank you.

                         Very truly yours,

                         /s/ Robert Barker

                         Robert Barker

                         For Powell Goldstein LLP

cc:  M. Benjamin Jones, Esq.
     Louis Zehil, Esq. (via facsimile:  (904) 360-6324)
     Halcyon E. Skinner, Esq. (via facsimile:
     (212) 548-2175)